August 1, 2014

Via EDGAR
Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	General Growth Properties, Inc. Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) Filed February 21, 2014 File No. 001-34948

Dear Mr. Kluck:

I am writing on behalf of General Growth Properties, Inc. (the “Company”, “we”, “GGP” or “our”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) contained in your correspondence dated July 21, 2014.  The headings and page numbers below from the Company’s Annual Report on Form 10-K (“Annual Report”) correspond to the headings and page numbers referenced in your letter.  In addition, for your convenience, I have reproduced your comments in this letter and included our responses directly below each comment. Capitalized terms not defined herein shall have the meanings given to them in the Company’s periodic reports.

Item 1. Business, page 1

1.
We note your response to comment 1 of our letter dated May 31, 2012. We were unable to locate your response to this comment and therefore reissue it. In future Exchange Act periodic reports, please disclose the total square footage subject to tenant improvement costs.

Response: We acknowledge the Staff’s comment and note that in future Exchange Act periodic reports, we will disclose the total square footage subject to tenant improvement costs.
Redevelopments, page 37

2.
We note that you are projecting returns of “12% on open projects and 8-10% on projects under construction.” In future Exchange Act periodic reports, please provide the disclosure required by Item 10(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and note that in future Exchange Act periodic reports, we will provide the disclosure required by Item 10(b) of Regulation S-K regarding Commission policy on projections. As an illustration of the disclosure approach we expect to take with respect to future filings, below is a markup of our proposed changes to the disclosure on page 37 of our Form 10-K for Year Ended December 31, 2013 (with the proposed addition in bold and brackets):

We have identified approximately $2.1 billion of income producing redevelopment projects within our portfolio, over 80% of which is being invested into Class A malls.  We currently expect to achieve returns of approximately 12% on projects that have opened and 8-10% on projects under construction or in our pipeline, which average 9-11% for all projects (cash on cost, first year stabilized) as they commence operations.  [Expected returns are based on the completion of current and future redevelopment projects in accordance with plans in place, and the success of the leasing and asset management plans in place for each project.  Expected returns are subject to a number of variables, risks, and uncertainties including those disclosed within Item 1A of our Annual Report.  We also refer the reader to our disclosure related to forward-looking statements, below.]
We plan to fund these redevelopments with available cash flow, construction financing, and proceeds from debt refinancings.  We continue to evaluate a number of other redevelopment projects to further enhance the quality of our assets.  The following table illustrates our planned redevelopments:
The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 312-960-5044 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Michael Berman

Michael Berman
Chief Financial Officer